UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number: 001-36826

ADVANCED ACCELERATOR APPLICATIONS S.A.
(Exact name of registrant as specified in its charter)

20 rue Diesel
01630 Saint Genis Pouilly, France
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

On October 30, 2017, Advanced Accelerator Applications S.A. (the “Company”) issued a press release that it has entered into a Memorandum of Understanding with Novartis AG, pursuant to which Novartis AG proposes to make a cash tender offer to acquire all the outstanding shares of the Company, including shares represented by American Depositary Shares (the “ADSs”), for $41 per ordinary share and $82 per ADS (each representing two ordinary shares), in a transaction that is valued at approximately $3.9 billion. Listed below is the press release issued by the Company on October 30, 2017 and the Memorandum of Understanding by and between Novartis AG and the Company, dated as of October 28, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED ACCELERATOR APPLICATIONS S.A.

By:	/s/ Heinz Mäusli
	Name:	Heinz Mäusli
	Title:	Chief Financial Officer

Date: October 30, 2017

ADVANCED ACCELERATOR APPLICATIONS S.A.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued by the Company on October 30, 2017.
99.2	Memorandum of Understanding by and between Novartis AG and Advanced Accelerator Applications S.A., dated as of October 28, 2017.